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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 9)*

Under the Securities Exchange Act of 1934

Harold’s Stores, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

413353103

(CUSIP Number)

Robert J. Pile
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, GA 30309
(404) 853-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). The Exhibit Index is located following page 30.

CUSIP No. 413353103	SCHEDULE 13D	Page 2 of 30 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Ronald de Waal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

	7	SOLE VOTING POWER
NUMBER OF		N/A
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		10,275,544
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		N/A

	10	SHARED DISPOSITIVE POWER
10,275,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,275,544

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
79.4%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 413353103	SCHEDULE 13D	Page 3 of 30 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Inter-Him N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands Antilles

	7	SOLE VOTING POWER
NUMBER OF		N/A
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		10,275,544
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		N/A

	10	SHARED DISPOSITIVE POWER
10,275,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,275,544

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
79.4%

14	TYPE OF REPORTING PERSON*
CO

CUSIP No. 413353103	SCHEDULE 13D	Page 4 of 30 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
W. Howard Lester

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		N/A
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		10,275,544
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		N/A

	10	SHARED DISPOSITIVE POWER
10,275,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,275,544

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
79.4%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 413353103	SCHEDULE 13D	Page 5 of 30 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
William E. Haslam

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		N/A
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		10,275,544
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		N/A

	10	SHARED DISPOSITIVE POWER
10,275,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,275,544

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
79.4%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 413353103	SCHEDULE 13D	Page 6 of 30 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Clark J. Hinkley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		N/A
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		10,275,544
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		N/A

	10	SHARED DISPOSITIVE POWER
10,275,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,275,544

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
79.4%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 413353103	SCHEDULE 13D	Page 7 of 30 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Margaret A. Gilliam

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		N/A
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		10,275,544
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		N/A

	10	SHARED DISPOSITIVE POWER
10,275,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,275,544

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
79.4%

14	TYPE OF REPORTING PERSON*
IN

     This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) relates to the Schedule 13D originally filed on January 31, 1994 on behalf of Inter-Him N.V., a Netherlands Antilles corporation (“Inter-Him”), with regard to Inter-Him’s beneficial ownership of shares of the common stock, par value $0.01 per share (the “Common Stock”), of Harold’s Stores, Inc., an Oklahoma corporation (the “Company”), as previously amended by Amendment No. 1 thereto filed on March 4, 1994, Amendment No. 2 thereto filed on April 11, 1995, Amendment No. 3 thereto filed on March 27, 2000, Amendment No. 4 thereto filed on October 27, 2000, Amendment No. 5 thereto filed on January 30, 2001, Amendment No. 6 thereto filed on March 21, 2001, Amendment No. 7 thereto filed on May 10, 2001, and Amendment No. 8 thereto filed on August 31, 2001 (as so amended, the “Schedule 13D”). This Amendment No. 9 is being filed pursuant to Rules 13d-1(k)(1), 13d-1(k)(2) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report:

•	the exchange of all shares of Series 2001-A Preferred Stock, par value $0.01 per share (the “Old 2001 Preferred Stock”), owned by the holders thereof into an equal number of shares of Amended Series 2001-A Preferred Stock, par value $0.01 per share (the “New 2001 Preferred Stock”);

•	the acquisition by each of Inter-Him, W. Howard Lester, William E. Haslam, Clark J. Hinkley and Margaret A. Gilliam of in the aggregate 200,000 shares of Series 2002-A Preferred Stock, par value $0.01 per share (the “2002 Preferred Stock”);

•	the inclusion in the Group of shares of Common Stock beneficially owned by each of Mr. Haslam, Mr. Hinkley and Ms. Gilliam; however, each of them expressly disclaims beneficial ownership of all shares of Common Stock held by other members of the Group (as defined in Item 4 below), and thus disclaims his or her membership in the Group; and

•	certain other changes reflected herein.

     Inter-Him, Ronald de Waal, Mr. Lester, Ms. Gilliam, Mr. Haslam and Mr. Hinkley are collectively referred to herein as the “Reporting Persons.” As described in more detail herein, each of Ms. Gilliam, Mr. Haslam and Mr. Hinkley disclaims beneficial ownership of all shares of Common Stock held by other members of the Group, and thus disclaims his or her membership in the Group.

     Information about any other person other than the Reporting Persons has been provided to the extent known by the Reporting Persons or is based upon statements made in filings with the Securities and Exchange Commission and has not been independently verified. The Reporting Persons make no representations as to the accuracy, truthfulness or completeness of such other information contained herein.

Item 1. Security and Issuer.

     The information set forth in the Schedule 13D with respect to this Item has not changed as of the date of this Amendment No. 9, except that the principal executive offices of the Company are located at 5919 Maple Avenue, Dallas, Texas 75235.

Item 2. Identity and Background.

     Certain of the information set forth in the Schedule 13D with respect to this Item 2 is hereby amended and supplemented by adding the following:

     On August 2, 2002, each of the Reporting Persons purchased shares of 2002 Preferred Stock from the Company as set forth below:

Reporting Person	Number of Shares	Total Purchase Price

Inter-Him	82,500	$1,650,000
Howard Lester	82,500	1,650,000
William E. Haslam	20,000	400,000
Clark J. Hinkley	5,000	100,000
Margaret A. Gilliam	10,000	200,000

     Each of the initially issued shares of 2002 Preferred Stock is immediately convertible into approximately 7.3529 shares of Common Stock. Until converted, the 2002 Preferred Stock will be entitled to receive quarterly dividends that cumulate annually at a rate of 8% per year, which would be reduced to 6% per year if the Company’s operating income for any fiscal year ending after August 2, 2002 exceeds $4,735,000. Dividends on shares of 2002 Preferred Stock will be payable 50% in cash and 50% in additional shares of 2002 Preferred Stock until July 1, 2003, and thereafter in either cash or in additional shares as 2002 Preferred Stock, or a combination thereof, as the holders of the 2002 Preferred Stock may each elect. Shares of 2002 Preferred Stock issued in respect of dividends will be convertible into Common Stock based upon an average market price of the Common Stock as of the appropriate dividend date. The 2002 Preferred Stock is also redeemable at the Company’s option beginning on August 2, 2005 at a price equal to the stated value of the 2002 Preferred Stock plus all accrued but unpaid cumulated dividends thereupon. The holders of the 2002 Preferred Stock also have preemptive rights with respect to certain future issuances of the Company’s securities.

     The 2002 Preferred Stock will vote together with all the other holders of the Company’s voting stock with general voting power, and each share of 2002 Preferred Stock shall be entitled to cast a number of votes equal to the number of shares of Common Stock into which such share of 2002 Preferred Stock may be converted. Further, all holders of the 2002 Preferred Stock and the New 2001 Preferred Stock (collectively, the “Preferred Stock”) shall be entitled to vote as a single voting group for the election of a number of members of the Company’s board of directors such that the number of directors so elected by the holders of the Preferred Stock represents a percentage of the total membership of such board of directors that equals, as nearly as practicable, the percentage of the Common Stock represented by the outstanding Preferred Stock on an as-converted basis. One such director elected by the holders of the Preferred Stock shall be Chairman of the Board and another shall be Vice Chairman of the Board, except that if such holders are entitled to elect only one director, that director shall serve as Chairman of the Board.

     For so long as the outstanding shares of Preferred Stock continue in the aggregate to represent at least 10% of the outstanding Common Stock on an as-converted basis, the Company has agreed not to take certain actions without the prior approval of the holders of a majority of the aggregate combined outstanding shares of Preferred Stock, voting together as a single class, including:

•	amending the Company’s Certificate of Incorporation or Bylaws;

•	redeeming any shares of the Company’s capital stock (except for the Preferred Stock);

•	authorizing the issuance of any class or series of capital stock, other than (i) the issuance of Preferred Stock in payment of dividends upon the Preferred Stock and (ii) for options and other stock-based awards (and shares of capital stock issued upon the exercise thereof) issued pursuant to the Company’s 1993 Performance and Equity Incentive Plan and the 1993 Employee Stock Purchase Plan, each as amended;

•	paying or declaring any dividend or other distribution on securities junior in priority to the Preferred Stock;

•	authorizing mergers or other similar transactions involving the Company or any subsidiary;

•	changing the size of the Company’s Board of Directors;

•	incurring more than $1,000,000 of indebtedness in excess of existing indebtedness as of August 2, 2002 and the then current availability under credit facilities that existed as of August 2, 2002, excluding the extension of trade credit in the ordinary course of business consistent with past practices;

•	making or becoming obligated to make capital expenditures in excess of $2,500,000 in the aggregate in any fiscal year; and

•	entering into any affiliated transaction, except for transactions in the ordinary course of business and on terms no less favorable to the Company than those that would be reasonably likely to be obtained from arms-length negotiations;

     In connection with the transaction described above, on August 2, 2002, the holders of all outstanding shares of Old 2001 Preferred Stock agreed to exchange such shares for shares of New 2001 Preferred Stock on a one-for-one basis. Shares of Old 2001 Preferred Stock and New 2001 Preferred Stock have identical powers, designations, preferences, rights, qualifications, limitations and restrictions (collectively, “designations”). This exchange was effected in order to amend the provisions of the Old 2001 Preferred Stock to make the holders of the 2002 Preferred Stock and the Old 2001 Preferred Stock a single voting group and to make the designations with respect to each such series of Preferred Stock nearly identical, except with respect to the dividend rate.

     In connection with the purchase and sale of the 2002 Preferred Stock, the parties to that certain Voting Agreement, dated February 28, 2001, amended the Voting Agreement to (1) include the holders of the 2002 Preferred Stock as parties to the agreement and (2) terminate the obligation of certain persons who are officers, directors and/or beneficial owners of Common Stock (in their individual capacities and/or, in certain cases, as custodians for minor children or as trustees of certain trusts) (collectively, the “Family Shareholders”) to vote for a number of individuals required to be elected by the holders of Preferred Stock pursuant to the terms thereof. All holders of Preferred Stock (including the purchasers of 2002 Preferred Stock) must vote all shares of capital stock of the Company, whether now held or hereafter acquired, to elect one individual selected by a majority-in-interest of the Family Shareholders, for so long as the Family Shareholders or their lineal descendants own at least 10% of the Common Stock (assuming conversion in full of all shares of Preferred Stock). As a practical matter, however, Mr. de Waal, Inter-Him and Mr. Lester collectively beneficially own a substantial majority of the votes subject to the Voting Agreement and thus they can control the votes of all shares subject thereto despite the objection of any other person or persons subject thereto. For these reasons, each of Ms. Gilliam, Mr. Haslam and Mr. Hinkley disclaims beneficial ownership of all shares of Common Stock held by other members of the Group, and thus disclaims his or her membership in the Group.

     The Company, the Family Shareholders and the purchasers of 2002 Preferred Stock have also amended the Investor Rights Agreement, dated as of February 28, 2001, to include as parties thereto the purchasers of 2002 Preferred Stock who were not previously parties to such agreement. The Right of First Refusal Agreement, dated as of February 28, 2001, was also amended to continue the rights of the holders of New 2001 Preferred Stock under that agreement.

     Effective as of May 1, 2001, Mr. Lester and Inter-Him also entered into a Shareholders Agreement (the “Inter-Him/Lester Shareholders Agreement”) pursuant to which they have agreed to vote their shares of Old 2001 Preferred Stock in the manner determined by holders of a majority of the outstanding shares of Old 2001 Preferred Stock and granted mutual rights of first refusal on certain transfers of their respective shares of Old 2001 Preferred Stock. This agreement was terminated effective August 2, 2002.

     The Reporting Persons believe that because (i) the holders of Preferred Stock and the Family Shareholders are required under the amended Voting Agreement to vote their shares of Company capital stock for one director designated by the Family Shareholders and (ii) under the Right of First Refusal Agreement, the holders of Preferred Stock have a right of first refusal with respect to certain transfers of Company stock by the Family Shareholders, it is possible that the holders of Preferred Stock and the Family Shareholders collectively (the “Group”) may be deemed to be a “group,” as such term is defined under section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For these reasons, the Reporting Persons are reporting the beneficial ownership of all members of the Group. However, as a practical matter, Mr. de Waal, Inter-Him and Mr. Lester collectively beneficially own a substantial majority of the shares and voting power subject to the foregoing arrangements, and thus they can control the votes of all shares subject thereto despite any objection by other members of the Group. For these reasons, each of Ms. Gilliam, Mr. Haslam and Mr. Hinkley disclaims beneficial ownership of all shares of Common Stock held by other members of the Group, and thus disclaims his or her membership in the Group.

     The principal address of Inter-Him is Prof. Kernkampweg 8a (Post Office Box 3361), Curacao, Netherlands Antilles. Inter-Him is a holding company for various real estate investments and operations, and other investments. Inter-Him also invests in stocks, bonds, options and other instruments. Inter-Him N.V. is a corporation organized under the laws of the Netherlands Antilles.

     Mr. de Waal’s business address is “Ertbrugge,” Ertbruggestraat 136, BE-2110 Wijnegem, Belgium. Mr. de Waal’s present principal occupation is serving as Chairman of De Waal International Management N.V., the principal address of which is “Ertbrugge,” Ertbruggestraat 136, BE-2110, Wijnegem, Belgium, and the principal business of which is to manage Inter-Him’s United States subsidiaries and another group under common control. Mr. de Waal is a citizen of the Netherlands.

     Mr. Lester’s business address is 3250 Van Ness Avenue, San Francisco, California 94109. His present principal occupation is Chairman of the Board of Williams-Sonoma, Inc., a specialty retailer of home products, the principal business address of which is 3250 Van Ness Avenue, San Francisco, California 94109. Mr. Lester is a citizen of the United States.

     Mr. Haslam’s business address is 5508 Lonas Road, Knoxville, Tennessee 37909. His present principal occupation is President of Pilot Corporation, a national retail operator of convenience stores and travel centers based in Knoxville, the principal business address of which is 5508 Lonas Road, Knoxville, Tennessee 37909. Mr. Haslam is a citizen of the United States.

     Mr. Hinkley’s business address is Harold’s Stores, Inc., 5919 Maple Avenue, Dallas, Texas 75235. His present principal occupation is Chief Executive Officer and a director of the Company. Mr. Hinkley is a citizen of the United States.

     Ms. Gilliam’s business address is 15 West 53rd Street, 34A, New York, New York 10019. Her present principal occupation is President of Gilliam & Co., business advisors, and publisher of Gilliam Viewpoint, a monthly publication devoted to developments in the retail industry, the business address of which is 15 West 53rd Street, 34A, New York, New York 10019. Ms. Gilliam is a citizen of the United States.

     The following table sets forth certain information as to the managing directors of Inter-Him, including their business addresses and principal business occupations. The corporate laws of the Netherlands Antilles do not distinguish between directors and executive officers of a corporation; therefore, the persons described in the following table are all the persons equivalent to the directors and executive officers of Inter-Him. There are no other controlling persons of Inter-Him.

Name of Managing	Residence or	Present Principal Occupation
Director	Business Address	or Employment	Citizenship

Ronald de Waal	“Ertbrugge” Ertbruggestraat 136 BE-2110 Wijnegem, Belgium	Managing Director; Chairman of De Waal International Management N.V. (management company of the Inter-Him group’s United States subsidiaries and another group under common control) (also serves as director/officer of other companies in the Inter-Him group)	Netherlands
Victor Hoogstraal	Inter-Him N.V. Switzerland Representative Office 16, Im Langacker CH-5401 Baden-(Dattwil), Switzerland	Managing Director; Managing Director — Inter-Him’s Netherlands Antilles subsidiaries (also serves as director/officer of other companies in the Inter-Him group and in a group under common control)	Netherlands
Frederick Hendrik Breedijk	Inter-Him N.V. Prof. Kernkampweg 8a P. O. Box 3361 Curacao, Netherlands Antilles	Managing Director; Self-Employed Consulting and Financial Services; Managing Director — Inter-Him’s Netherlands Antilles subsidiary; President — Court of Audit of the Netherlands Antilles	Netherlands

     To the extent known by the Reporting Persons, information with respect to each member of the Group, other than the Reporting Persons, is as set forth below:

		Present Principal	Citizenship or
	Residence or	Occupation or	Place of
Name of Group Member	Business Address	Employment	Organization

Harold G. Powell	2516 Walnut Road Norman, OK 73072	Chairman Emeritus Harold’s Stores, Inc. 5919 Maple Avenue Dallas, Texas 75235	United States
Anna M. Powell	2516 Walnut Road Norman, OK 73072	Retired	United States
Rebecca Powell Casey	3835 Shenandoah Dallas, TX 75205	Executive Vice President – Trend and Design Harold’s Stores, Inc. 5919 Maple Avenue Dallas, Texas 75235	United States
Michael T. Casey	3835 Shenandoah Dallas, TX 75205	Chairman of the Board Grand Prairie State Bank 2341 S.E. 8th Grand Prairie, TX 75051 Privately-owned Bank	United States
Lisa Powell Hunt	3940 Marquette Dallas, TX 75225	Community Volunteer	United States
Clay M. Hunt	3940 Marquette Dallas, TX 75225	Vice-President Atropos Exploration Co. 8325 Douglas Avenue Dallas, TX	United States
H. Rainey Powell	1926 Pin Oak Circle Norman, OK 73072	Chief Executive Officer and Manager 329 Holdings, L.L.C. 1926 Pin Oak Circle Norman, OK 73072 Privately owned real estate investment company	United States
Mary U. Powell	1926 Pin Oak Circle Norman, OK 73072	Teacher Norman Public School System 131 South Flood Norman, OK 73069	United States
Arvest Bank Group, Inc.	125 West Central, No. 218 Bentonville, AR 72712	Bank holding company that owns and manages banks and other financial service subsidiaries.	Arkansas
Arvest Trust Company, N.A., as Trustee	201 W. Walnut Rogers, AR 72756	Limited purpose national bank providing trust and related services.	United States

		Present Principal	Citizenship or
	Residence or	Occupation or	Place of
Name of Group Member	Business Address	Employment	Organization

Elizabeth M. Powell Trust A	c/o Arvest Trust Company, N.A., as Trustee 200 East Main Norman, OK 73069	N/A	Oklahoma
Elizabeth M. Powell Trust B	c/o Arvest Trust Company, N.A., as Trustee 200 East Main Norman, OK 73069	N/A	Oklahoma
H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust	c/o Michael T. Casey, Trustee	N/A	Oklahoma
3835 Shenandoah Dallas, TX 75205
Harold G. Powell Family Revocable Trust, UA dated 9/7/93	c/o Harold G. Powell, Trustee 2516 Walnut Road Norman, OK 73072	N/A	Oklahoma

     The following table sets forth, to the extent known by the Reporting Persons, certain information as to the executive officers and directors of Arvest Bank Group, Inc. (“ABGI”) and its wholly-owned subsidiary, Arvest Trust Company, N.A. (“Arvest”). ABGI is a bank holding company which owns and manages banks and other financial service subsidiaries. Arvest is a limited purpose national bank engaged in the business of providing trust and related services. In that capacity, it manages fiduciary accounts for the benefit of others.

	Residence or	Present Principal
Name	Business Address	Occupation or Employment	Citizenship

Jim C. Walton	125 West Central, # 218 Bentonville, AR 72712	Chairman and CEO, Arvest Bank Group, Inc. (Director of ABGI and Arvest)	United States

Howard Thurman	201 West Walnut Rogers, AR 72756	President, Arvest Trust Company, N.A. (Director of Arvest)	United States

J. Robert Kelly	913 West Monroe Lowell, AR 72756	Chief Executive Officer, Arvest Bank Operations, Inc. (Director of ABGI and Arvest)	United States

Dennis Smiley	415 West Emma Avenue Springdale, AR 72764	Local President, Arvest, Springdale, AR (Director of Arvest)	United States

Alan S. Greear	201 West Walnut Rogers, AR 72756	Executive Vice President, Arvest Trust Company, N.A. (Director of Arvest)	United States

David A. Short	201 NE “A” Street Bentonville, AR 72712	Local President, Arvest, Bentonville, AR (Director of Arvest)	United States

	Residence or	Present Principal Occupation
Name	Business Address	or Employment	Citizenship

Burton E. Stacy	201 NE “A” Street Bentonville, AR 72712	Senior Executive, Arvest Bank, Fayetteville, AR (Director of Arvest)	United States
Donald E. Walker	502 South Main Mall Tulsa, OK 74103	Local President, Arvest, Tulsa, OK (Director of Arvest)	United States

Chris Clark	201 North Broadway Shawnee, OK 74802	Local President, Arvest, Shawnee, OK (Director of Arvest)	United States

Doug Doll	701 Main Street Joplin, MO 64802	Local President, Arvest, Joplin, MO (Director of Arvest)	United States

Warren Fields	1645 Highway 412 West Siloam Springs, AR 72761	Local President, Arvest, Siloam Springs, AR (Director of Arvest)	United States

Gary Head	One McIlroy Plaza Fayetteville, AR 72701	Local President, Arvest, Fayetteville, AR (Director of Arvest)	United States

Robert V. Brothers	201 West Walnut Rogers, AR 72756	Local President, Arvest, Rogers, AR (Director of Arvest)	United States

Donny Story	121 West 4th Street Bartlesville, OK 74003	Local President, Arvest, Bartlesville, OK (Director of Arvest)	United States

Jim Cargill	1501 S. Main Street Little Rock, AR 72202	Local President, Arvest, Little Rock, AR (Director of Arvest)	United States

Neil Schemmer	200 East Main Street Norman, OK 73069	Local President, Arvest, Oklahoma City, OK (Director of Arvest)	United States

Rex Wolstenholm	201 West Walnut Rogers, AR 72756	Senior Vice President, Arvest Trust Company, N.A.	United States

Bob O’Neal	502 South Main Mall Tulsa, OK 74103	Senior Vice President, Arvest Trust Company, N.A.	United States

Brian Cole	One McIlroy Plaza Fayetteville, AR 72701	Senior Vice President, Arvest Trust Company, N.A.	United States

Fred Lookadoo	201 West Walnut Rogers, AR 72756	Senior Vice President, Arvest Trust Company, N.A.	United States

Pat Kunnecke	201 NE “A” Street Bentonville, AR 72712	Senior Vice President, Arvest Trust Company, N.A.	United States

Homer L. Looper	201 North Broadway Shawnee, OK 74802	Senior Vice President, Arvest Trust Company, N.A.	United States

	Residence or	Present Principal
Name	Business Address	Occupation or Employment	Citizenship

Betty Dalrymple	121 West 4th Street Bartlesville, OK 74003	Senior Vice President, Arvest Trust Company, N.A.	United States

Patricia K. Hampton	121 West 4th Street Bartlesville, OK 74003	Senior Vice President, Arvest Trust Company, N.A.	United States

Roger Hornsby	200 East Main Street Norman, OK 73069	Senior Vice President, Arvest Trust Company, N.A.	United States

William A “Bill” Smith	1501 South Main Street Little Rock, AR 72202	Senior Vice President, Arvest Trust Company, N.A.	United States

Karla S. Payne	913 West Monroe Lowell, AR 72745	Executive Vice President, Arvest Bank Operations, Inc. (Vice President of Arvest)	United States

Richard D. Chapman	125 West Central, #218 Bentonville, AR 72712	Vice President, Arvest Bank Group, Inc. (Director of ABGI)	United States

     To the knowledge of the Reporting Persons, none of the members of the Group, the managing directors of Inter-Him, or the executive officers or directors of Arvest and ABGI, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the knowledge of the Reporting Persons, none of the members of the Group and, in the case of Inter-Him, the managing directors of Inter-Him, and in the case of each of Arvest and ABGI, each of their executive officers and directors, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     No funds were used in the exchange of shares of Old 2001 Preferred Stock for shares of New 2001 Preferred Stock.

     Inter-Him obtained the funds used to purchase shares of 2002 Preferred Stock from working capital.

     Each of Mr. Lester, Ms. Gilliam, Mr. Haslam and Mr. Hinkley obtained the funds used to purchase shares of 2002 Preferred Stock from personal funds.

Item 4. Purpose of Transaction.

     The purpose of the exchange of Old 2001 Preferred Stock for New 2001 Preferred Stock was to amend certain terms of the Old 2001 Preferred Stock in connection with the issuance of the 2002 Preferred Stock. The amendment to the terms of the Old 2001 Preferred Stock was effected through an exchange of Old 2001 Preferred Stock for New 2001 Preferred Stock.

     The purpose of the acquisition of 2002 Preferred Stock by the Reporting Persons was to provide additional funds to the Company for capital expenditures related to the renovation of certain of the Company’s stores, and for working capital purposes. Inter-Him may sell shares of Preferred Stock to additional persons (some of whom may be affiliated with Inter-Him) that are “accredited investors” within the meaning of Rule 501(a) under the Securities Act of 1933, as amended (the “Securities Act”).

     On May 1, 2002, Inter-Him and Mr. Lester received a quarterly dividend with respect to the Old 2001 Preferred Stock of 6,673 and 953 shares, respectively, of Old 2001 Preferred Stock. On August 1, 2002, Inter-Him and Mr. Lester received a quarterly dividend with respect to their shares of Old 2001 Preferred Stock of 7,066 and 1,009 shares, respectively, of Old 2001 Preferred Stock. On October 1, 2002, each of the Reporting Persons received a quarterly dividend with respect to shares of 2002 Preferred Stock in the following amounts:

Number of Shares
Reporting Person	of 2002 Preferred Stock

Inter-Him	1,084
W. Howard Lester	1,084
Margaret A. Gilliam	131
William E. Haslam	263
Clark J. Hinkley	65

     Other than as may have resulted from the consummation of the purchase of the Preferred Stock, or as otherwise set forth herein, none of the Reporting Persons have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Company or disposing of securities of the Company, other than (i) through the potential conversion of shares of Preferred Stock, (ii) the receipt of additional shares of Preferred Stock as dividends thereupon, (iii) Inter-Him’s potential sale of shares of Preferred Stock to other persons (some of whom may be Reporting Persons or be affiliates thereof) that are “accredited investors” within the meaning of Rule 501(a) under the Securities Act, (iv) the potential exercise by the Reporting Persons of preemptive rights granted pursuant to the terms of the Preferred Stock in connection with certain issuances by the Company of its securities, (v) the potential operation of the Reporting Persons’ rights of first refusal pursuant to the Right of First Refusal Agreement in the event of certain proposed transfers of the Company’s capital stock by any of the Family Shareholders, and (vi) such other transactions that may be contemplated by the terms of the Preferred Stock, the Voting Agreement, the Right of First Refusal Agreement, the Inter-Him/Lester Shareholders Agreement or the Investor Rights Agreement; (b) an extraordinary corporate transaction involving the Company; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, other than the Reporting Persons’ right to appoint a seventh member of the Board of Directors or to exercise such other voting rights pursuant to the terms of the Preferred Stock and the Voting Agreement; (e) any material change in the present capitalization or dividend policy of the Company, other than (i) as described in clauses (a)(i) through (a)(vi) above, and (ii) otherwise pursuant to the terms of the Preferred Stock; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Company; (h) the delisting of the Common Stock from the American Stock Exchange; (i) the eligibility of Common Stock for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in items (a) through (i) above.

     Other than as set forth above, the Reporting Persons have no knowledge of whether any other members of the Group (or any other person to which the disclosure required by Item 4 would be required) have any plans or proposals that relate to or would result in any of the events described in items (a) through (j) above.

Item 5. Interest in Securities of the Issuer.

     (a)  and (b) The percentages set forth below and on pages 2 through 7 hereof are based on 6,099,503 shares of Common Stock outstanding, based upon the Company’s Form 10-Q for the quarterly period ended August 3, 2002, as filed with the Securities and Exchange Commission on September 17, 2002, and, pursuant to Rule 13d-3(d)(1)(i), 166,646 additional shares of Common Stock issuable to certain of the Family Shareholders and 37,438 additional shares of Common Stock issuable to the Reporting Persons upon exercise of currently exercisable stock options. Statements with respect to each member of the Group other than the Reporting Persons (including statements with respect to the Reporting Persons that may be derived from or based upon such information) have been provided to the Reporting Persons by such Group members or are based upon statements made in filings with the Securities and Exchange Commission, and therefore the accuracy, truthfulness or completeness of such statements have not been independently verified by the Reporting Persons. Each member of the Group may be deemed to share beneficial ownership of 10,275,544 shares of Common Stock, or approximately 79.4% of the outstanding Common Stock, 328,484 shares of New 2001 Preferred Stock, or 100% of the outstanding New 2001 Preferred Stock, and 202,627 shares of 2002 Preferred Stock, or 100% of the outstanding 2002 Preferred Stock. However, as a practical matter, Mr. de Waal, Inter-Him and Mr. Lester collectively beneficially own a substantial majority of the shares and voting power held by the Group, and thus they can effectively control all of the voting power of the Group despite any objection by other members of the Group. For these reasons, each of Ms. Gilliam, Ms. Haslam and Mr. Hinkley disclaims beneficial ownership of Common Stock held by other members of the Group, and thus disclaims his or her membership in the Group, although for purposes of this Amendment No. 9 each of them has reported beneficial ownership of all of the shares held by the Group. Information required by Items 5(a) and (b) with respect to the share ownership of each member of the Group is provided below.

     Arvest is a limited purpose national bank engaged in the business of providing trust and related services. In such capacity, Arvest serves as trustee of the Elizabeth M. Powell Trust A and the Elizabeth M. Powell Trust B. In the ordinary course of its business Arvest also serves as trustee of other trusts or as manager of fiduciary accounts for the benefit of others that are unrelated to the Powell family or the Company that may from time to time own shares of Common Stock of the Company. Such shares are referred to as “Arvest Unrelated Account Shares.” Arvest, in its capacity as trustee or fiduciary account manager, exercises voting and investment power with respect to the Arvest Unrelated Account Shares, and the Arvest Unrelated Account Shares are not subject to Voting Agreement, the Right of First Refusal Agreement, any irrevocable proxies granted by the Family Shareholders described herein or the Powell Family Shareholders Agreement (as defined below). Each of the Reporting Persons disclaims beneficial ownership of the Arvest Unrelated Account Shares except as such shares may otherwise be included as part of the beneficial ownership of stock by the Group. As of August 2, 2002, there were 9,443 Arvest Unrelated Account Shares.

     Inter-Him and Mr. de Waal. Each of Inter-Him and Mr. de Waal beneficially owns (a) 685,319 shares of Common Stock directly; (b) 4,320,978 shares of Common Stock directly that may be received pursuant to the conversion of the New 2001 Preferred Stock owned by Inter-Him; (c) 619,296 shares of Common Stock directly that may be received pursuant to the conversion of the 2002 Preferred Stock owned by Inter-Him; (d) 287,425 shares of New 2001 Preferred Stock directly; (e) 83,584 shares of 2002 Preferred Stock directly; (f) 4,649,951 shares of Common Stock indirectly through the other members of the Group; and (g) 41,059 shares of New 2001 Preferred Stock and 119,043 shares of 2002 Preferred Stock indirectly through other members of the Group. Mr. de Waal may be deemed to beneficially own all such shares through his control over Inter-Him.

     Inter-Him and Mr. de Waal have shared voting and investment power over all such shares (other than the Arvest Unrelated Account Shares), as follows: (a) with respect to all such stock, voting power is shared with the other members of the Group solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 867,385 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared with her with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; (c) with respect to 391,772 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with him with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) with respect to 2,723,281 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with each of the Family Shareholders with respect to certain potential dispositions of Common Stock by the Family Shareholders pursuant to the terms of the Right of First Refusal Agreement.

     W. Howard Lester. Mr. Lester beneficially owns (a) 7,836 shares of Common Stock directly; (b) 617,268 shares of Common Stock directly that may be received pursuant to the conversion of the New 2001 Preferred Stock owned by him; (c) 619,296 shares of Common Stock directly that may be received pursuant to the conversion of the 2002 Preferred Stock owned by him; (d) 25,438 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; (e) 41,059 shares of New 2001 Preferred Stock directly; (f) 83,584 shares of 2002 Preferred Stock directly; (g) 9,005,706 shares of Common Stock indirectly through the other members of the Group; and (h) 287,425 shares of New 2001 Preferred Stock and 119,043 shares of 2002 Preferred Stock through the other members of the Group.

     Mr. Lester has shared voting and investment power over all such shares (other than the Arvest Unrelated Account Shares), as follows: (a) with respect to all such stock, voting power is shared with the other members of the Group solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 867,385 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared with her with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; (c) with respect to 391,772 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with him with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) with respect to 2,723,281 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with each of the Family Shareholders with respect to certain potential dispositions of Common Stock by the Family Shareholders pursuant to the terms of the Right of First Refusal Agreement.

     William E. Haslam. Mr. Haslam beneficially owns (a) 2,153 shares of Common Stock directly; (b) 150,135 shares of Common Stock directly that may be received pursuant to the conversion of the 2002 Preferred Stock owned by him; (c) 10,000 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; (d) 20,263 shares of 2002 Preferred Stock directly; (e) 10,113,256 shares of Common Stock indirectly through the other members of the Group; and (f) 328,484 shares of New 2001 Preferred Stock and 182,364 shares of 2002 Preferred Stock through the other members of the Group.

     Mr. Haslam has shared voting and investment power over all such shares (other than the Arvest Unrelated Account Shares), as follows: (a) with respect to all such stock, voting power is shared with the other members of the Group solely with respect to the election of one member of the Company’s

Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 867,385 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared with her with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; (c) with respect to 391,772 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with him with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) with respect to 2,723,281 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with each of the Family Shareholders with respect to certain potential dispositions of Common Stock by the Family Shareholders pursuant to the terms of the Right of First Refusal Agreement. As noted above, Mr. Haslam disclaims beneficial ownership of all shares of Common Stock held by other members of the Group, and thus disclaims his membership in the Group.

     Clark J. Hinkley. Mr. Hinkley beneficially owns (a) 10,000 shares of Common Stock directly; (b) 37,525 shares of Common Stock directly that may be received pursuant to the conversion of the 2002 Preferred Stock owned by him; (c) 180,000 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; (d) 5,065 shares of 2002 Preferred Stock directly; (e) 10,048,019 shares of Common Stock indirectly through the other members of the Group; and (f) 328,484 shares of New 2001 Preferred Stock and 197,562 shares of 2002 Preferred Stock through the other members of the Group.

     Mr. Hinkley has shared voting and investment power over all such shares (other than the Arvest Unrelated Account Shares), as follows: (a) with respect to all such stock, voting power is shared with the other members of the Group solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 867,385 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared with her with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; (c) with respect to 391,772 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with him with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) with respect to 2,723,281 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with each of the Family Shareholders with respect to certain potential dispositions of Common Stock by the Family Shareholders pursuant to the terms of the Right of First Refusal Agreement. As noted above, Mr. Hinkley disclaims beneficial ownership of all shares of Common Stock held by other members of the Group, and thus disclaims his membership in the Group.

     Margaret A. Gilliam. Ms. Gilliam beneficially owns (a) 3,312 shares of Common Stock directly; (b) 75,061 shares of Common Stock directly that may be received pursuant to the conversion of the 2002 Preferred Stock owned by her; (c) 22,000 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; (d) 10,131 shares of 2002 Preferred Stock directly; (e) 10,175,171 shares of Common Stock indirectly through the other members of the Group; and (f) 328,484 shares of New 2001 Preferred Stock and 192,496 shares of 2002 Preferred Stock through the other members of the Group.

     Ms. Gilliam has shared voting and investment power over all such shares (other than the Arvest Unrelated Account Shares), as follows: (a) with respect to all such stock, voting power is shared with the other members of the Group solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 867,385 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared with her with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; (c) with respect to 391,772 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with him with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) with respect to 2,723,281 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with each of the Family Shareholders with respect to certain potential dispositions of Common Stock by the Family Shareholders pursuant to the terms of the Right of First Refusal Agreement. As noted above, Ms. Gilliam disclaims beneficial ownership of all shares of Common Stock held by other members of the Group, and thus disclaims her membership in the Group.

     Harold G. Powell. Mr. Powell beneficially owns (a) 154,075 shares of Common Stock indirectly through a revocable trust of which Mr. Powell is the sole trustee (the “Powell Revocable Trust”); (b) 63,884 shares of Common Stock indirectly through the Elizabeth M. Powell Trust A (the “EMP Trust A”), over which Mr. Powell possesses a general power of appointment exercisable at his death; (c) 75,326 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (d) 9,982,259 shares of Common Stock, 328,484 shares of New 2001 Preferred Stock and 202,627 shares of 2002 Preferred Stock indirectly through the other members of the Group.

     Mr. Powell has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 154,075 shares of Common Stock owned by the Powell Revocable Trust, voting power and investment power are exercised by Mr. Powell as sole trustee of such trust; (c) with respect to 63,884 shares of Common Stock owned by the EMP Trust A, voting power and investment power are shared with Arvest, as trustee of such trust, pursuant to Mr. Powell’s general power of appointment exercisable at his death; and (d) (1) with respect to 217,959 shares of Common Stock beneficially owned by Mr. Powell, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Mr. Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,889,927 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in that certain Shareholders Agreement, by and among the Family Shareholders, as amended to date (the “Powell Family Shareholders Agreement”).

     Rebecca Powell Casey. Ms. Casey beneficially owns (a) 670,942 shares of Common Stock directly; (b) 105,123 shares of Common Stock indirectly through custodial accounts for the benefit of each of her three minor children; (c) 91,320 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (d) 9,408,159 shares of Common Stock, 328,484 shares of New 2001 Preferred Stock and 202,627 shares of 2002 Preferred Stock indirectly through the other members of the Group. Ms. Casey does not include in her beneficial ownership 391,772 shares of Common Stock that are beneficially owned by her husband, Michael T. Casey, and, based upon filings with the Commission, the Reporting Persons believe that Ms. Casey has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

     Ms. Casey has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 867,385 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared by her with the Reporting Persons with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; and (c) (1) with respect to 776,065 shares of Common Stock beneficially owned by Ms. Casey, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Ms. Casey pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,889,927 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

     Michael T. Casey. Mr. Casey beneficially owns (a) 349,772 shares of Common Stock directly; (b) 42,000 shares of Common Stock indirectly through the H. Rainey and Mary U. Powell Family 1997 Irrevocable Trust Agreement (the “H. Rainey Powell Trust”), of which Mr. Casey is sole trustee; and (c) 9,883,772 shares of Common Stock, 328,484 shares of New 2001 Preferred Stock and 202,627 shares of 2002 Preferred Stock indirectly through the other members of the Group. Mr. Casey does not include in his beneficial ownership 867,385 shares of Common Stock that are beneficially owned by Ms. Casey, and, based upon filings with the Commission, the Reporting Persons believe that Mr. Casey has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

     Mr. Casey has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 42,000 shares owned by the H. Rainey Powell Trust, voting power and investment power are exercised by Mr. Casey as sole trustee of such trust; (c) with respect to 391,772 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with the Reporting Persons with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) (1) with respect to 391,772 shares of Common Stock beneficially owned by Mr. Casey, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Mr. Casey pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,889,927 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

     H. Rainey Powell. Mr. Rainey Powell beneficially owns (a) 374,137 shares of Common Stock directly; (b) 72,182 shares of Common Stock indirectly through custodial accounts for the benefit of each of his two minor children; (c) 9,829,225 shares of Common Stock, 328,484 shares of New 2001 Preferred Stock and 202,627 shares of 2002 Preferred Stock indirectly through the other members of the Group. Mr. Rainey Powell does not include in his beneficial ownership 66,875 shares of Common Stock that are beneficially owned by his wife, Mary U. Powell, and, based upon filings with the Commission, the Reporting Persons believe that Mr. Rainey Powell has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

     Mr. Rainey Powell has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; and (b) (1) with respect to 446,319 shares of Common Stock beneficially owned by Mr. Rainey Powell, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Mr. Rainey Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,889,927 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

     Mary U. Powell. Ms. Powell beneficially owns (a) 66,875 shares of Common Stock directly; and (b) 10,208,669 shares of Common Stock, 328,484 shares of New 2001 Preferred Stock and 202,627 shares of 2002 Preferred Stock indirectly through the other members of the Group. Ms. Powell does not include in her beneficial ownership 446,319 shares of Common Stock that are beneficially owned by her husband, H. Rainey Powell, and, based upon filings with the Commission, the Reporting Persons believe that Ms. Powell has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

     Ms. Powell has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; and (b)(1) with respect to 66,875 shares of Common Stock beneficially owned by Ms. Powell, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Ms. Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,889,927 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

     Lisa Powell Hunt. Ms. Hunt beneficially owns (a) 301,097 shares of Common Stock directly; (b) 85,656 shares of Common Stock indirectly through custodial accounts for the benefit of each of her three minor children; and (c) 9,888,791 shares of Common Stock, 328,484 shares of New 2001 Preferred Stock and 202,627 shares of 2002 Preferred Stock indirectly through the other members of the Group. Ms. Hunt does not include in her beneficial ownership 35,041 shares of Common Stock that are beneficially owned by her husband, Clay M. Hunt, and, based upon filings with the Commission, the Reporting Persons believe that Ms. Hunt has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

     Ms. Hunt has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting

Agreement; and (b)(1) with respect to 386,753 shares of Common Stock beneficially owned by Ms. Hunt, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Ms. Hunt pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,889,927 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain rights of first refusal provisions contained in the Powell Family Shareholders Agreement.

     Clay M. Hunt. Mr. Hunt beneficially owns (a) 35,041 shares of Common Stock directly; and (b) 10,240,503 shares of Common Stock, 386,753 shares of New 2001 Preferred Stock and 202,627 shares of 2002 Preferred Stock indirectly through the other members of the Group. Mr. Hunt does not include in his beneficial ownership 386,753 shares of Common Stock that are beneficially owned by his wife, Lisa Powell Hunt, and, based upon filings with the Commission, the Reporting Persons believe that Mr. Hunt has disclaimed beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

     Mr. Hunt has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; and (b)(1) with respect to 35,041 shares of Common Stock beneficially owned by Mr. Hunt, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Ms. Hunt pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,889,927 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

     Elizabeth M. Powell Trust A. The EMP Trust A beneficially owns (a) 63,884 shares of Common Stock directly and (b) 10,211,660 shares of Common Stock, 328,484 shares of New 2001 Preferred Stock and 202,627 shares of 2002 Preferred Stock indirectly through the other members of the Group.

     The EMP Trust A has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 73,484 shares of Common Stock owned directly by the EMP Trust A, (1) voting power and investment power may be deemed to be shared with Mr. Powell pursuant to his general power of appointment exercisable at his death, (2) voting power and investment power are exercised through Arvest as sole trustee of such trust and (3) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the EMP Trust A pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,889,927 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

     Elizabeth M. Powell Trust B. The Elizabeth M. Powell Trust B (“EMP Trust B”) beneficially owns (a) 402,497 shares of Common Stock directly and (b) 9,873,047 shares of Common Stock, 328,484 shares of New 2001 Preferred Stock and 202,627 shares of 2002 Preferred Stock indirectly through the other members of the Group.

     The EMP Trust B has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 402,497 shares of Common Stock owned directly by the EMP Trust B, (1) voting power and investment power are exercised through Arvest as sole trustee of such trust and (2) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the EMP Trust B pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,889,927 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

     Arvest and ABGI. Arvest beneficially owns (a) 466,381 shares of Common Stock indirectly through the EMP Trust A and the EMP Trust B, as trustee of each such trust, (b) 9,443 shares of Common Stock indirectly as trustee or as manager of fiduciary accounts unrelated to the Powell family or the Company (such shares being referred to herein as the Arvest Unrelated Account Shares) and (c) 9,799,720 shares of Common Stock, 328,484 shares of New 2001 Preferred Stock and 202,627 shares of 2002 Preferred Stock indirectly through the other members of the Group. ABGI may be deemed to beneficially own all of such shares through its ownership of Arvest.

     Arvest and ABGI share voting and investment power with respect to the Arvest Unrelated Account Shares. Arvest and ABGI have shared voting power and investment power with respect to the remainder of such shares, as follows: (a) with respect to 63,884 shares of Common Stock owned by the EMP Trust A, voting power and investment power are shared with Mr. Powell pursuant to his general power of appointment exercisable at his death; (b) with respect to 402,497 shares of Common Stock owned by EMP Trust B, voting power and investment power are exercised by Arvest as sole trustee of such trust; (c) with respect to all such stock (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; and (d)(1) with respect to 475,824 shares of Common Stock beneficially owned by Arvest and ABGI, investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by Arvest pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,889,927 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

     H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust. The H. Rainey Powell Trust beneficially owns (a) 42,000 shares of Common Stock directly and (b) 10,233,544 shares of Common Stock, 328,484 shares of New 2001 Preferred Stock and 202,627 shares of 2002 Preferred Stock indirectly through the other members of the Group.

     The H. Rainey Powell Trust has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 42,000 shares of Common Stock owned directly by the H. Rainey Powell Trust, (1) voting power and investment power are exercised through Mr. Casey as sole trustee of such trust and (2) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the H. Rainey Powell Trust pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,889,927 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

     Harold G. Powell Family Revocable Trust, UA dated September 7, 1993. The Powell Revocable Trust beneficially owns (a) 154,075 shares of Common Stock directly and (b) 10,121,469 shares of Common Stock, 328,484 shares of New 2001 Preferred Stock and 202,627 shares of 2002 Preferred Stock indirectly through the other members of the Group.

     The Powell Revocable Trust has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the Arvest Unrelated Account Shares), voting power is shared with the Reporting Persons and the other Family Shareholders solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement; (b) with respect to 154,075 shares of Common Stock owned directly by the Powell Revocable Trust, (1) voting power and investment power are exercised through Mr. Powell as sole trustee of such trust and (2) investment power is shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the Powell Revocable Trust pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,889,927 shares of Common Stock beneficially owned by the Family Shareholders, investment power is shared with the other Family Shareholders with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

     (c)  Other than as reported in this Amendment No. 9, there have been no transactions by the Reporting Persons, or, with respect to Inter-Him, by any managing director of Inter-Him, in Common Stock or Preferred Stock during the past 60 days, except:

(1) on October 1, 2002, each of the Reporting Persons received a quarterly dividend with respect to Shares of 2002 Preferred Stock owned by each of them, in the amounts set forth in the table provided in response to Item 4 hereof;

(2) on August 1, 2002, Inter-Him and Mr. Lester received a quarterly dividend with respect to shares of Old 2001 Preferred Stock owned by them of 7,066 and 1,009 shares, respectively, of Old 2001 Preferred Stock;

(3) on June 20, 2002, Mr. Lester acquired 1,042 shares of Common Stock at a price of $2.40 per share and an option to purchase 2,000 shares of Common Stock at an exercise price of $2.40 per share, all as part of Mr. Lester’s director’s fee;

           (4)  on June 20, 2002, Mr. Haslam acquired 1,042 shares of Common Stock at a price of $2.40 per share and an option to purchase 2,000 shares of Common Stock at an exercise price of $2.40 per share, all as part of Mr. Haslam's director's fee;

          (5)   on June 20, 2002, Ms. Gilliam acquired 1,042 shares of Common Stock at a price of $2.40 per share and an option to purchase 2,000 shares of Common Stock at an exercise price of $2.40 per share, all as part of Ms. Gilliam's director's fee;

          (6)   on June 12, 2002, Mr. Hinkley purchased 250 shares of Common Stock at $2.70 per share; and

          (7)   on June 14, 2002, Mr. Hinkley purchased 250 shares of Common Stock at $2.75 per share.

     To the knowledge of the Reporting Persons, no other member of the Group or, with respect to Arvest, each entity or corporation controlling or ultimately in control of Arvest, and each such entity’s executive officers and directors, has effected any transactions in Common Stock or Preferred Stock during the past 60 days.

     (d)  With respect to the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company stock owned by the Reporting Persons.

     With respect to other members of the Group, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company stock owned by such other members of the Group, except: (i) Harold G. Powell has the right to revoke the Powell Revocable Trust and would upon such revocation have the right to receive any dividends from or proceeds from the sale of shares of Common Stock held by such trust; (ii) Harold G. Powell is a beneficiary of EMP Trust A and under the terms of EMP Trust A has the right to receive the income of EMP Trust A, including any cash dividends with respect to the Common Stock held by EMP Trust A, and to receive annual distributions of the principal of such trust, including shares of Common Stock held by such trust, up to an amount not to exceed in any year 5% of the principal of such trust; and (iii) Arvest, as trustee of EMP Trust B, has the authority under the terms of EMP Trust B to distribute income of EMP Trust B, including any cash dividends with respect to the Common Stock held by EMP Trust B, to Harold G. Powell, Rebecca Powell Casey, H. Rainey Powell and Lisa Powell Hunt, in Arvest’s sole discretion.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as may be described in response to Item 2, there are no other contracts, arrangements, understandings or relationships required to be described in this Item 6.

Item 7. Material to be filed as Exhibits.

EXHIBIT A	Agreement with respect to joint filing of Amendment No. 9 to Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated October 24, 2002, by and among each of the Reporting Persons.
EXHIBIT B	Voting Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Family Shareholders. (1)
EXHIBIT B-1	First Amendment to Voting Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and each of the Family Shareholders. (2)
EXHIBIT C	Right of First Refusal Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Family Shareholders. (1)
EXHIBIT C-1	First Amendment to Right of First Refusal Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and each of the Family Shareholders. (2)
EXHIBIT D	Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him. (1)
EXHIBIT D-1	First Amendment to Investor Rights Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and each of the Family Shareholders. (2)
EXHIBIT E	Series 2001-A Preferred Stock Purchase Agreement, dated February 23, 2001, by and between the Company and Inter-Him. (1)
EXHIBIT E-1	Series 2002-A Preferred Stock Purchase Agreement, dated June 26, 2002, by and among the Company and each of the Reporting Persons. (2)
EXHIBIT F	Certificate of Designations with respect to the Old 2001 Preferred Stock. (1)
EXHIBIT F-1	Certificate of Elimination of Designation with respect to the Old 2001 Preferred Stock. (2)
EXHIBIT F-2	Certificate of Designations with respect to the New 2001 Preferred Stock. (2)
EXHIBIT F-3	Certificate of Designations with respect to the 2002 Preferred Stock. (2)
EXHIBIT G	First Amended and Restated Stockholders’ Agreement, dated June 15, 1998. (3)
EXHIBIT H	First Amendment, dated February 28, 2001, to First Amended and Restated Stockholders’ Agreement. (1)
EXHIBIT I	Form of Irrevocable Proxy granted by each of the Family Shareholders to Inter-Him. (1)

EXHIBIT J	Joinder Agreement, dated May 1, 2001, by W. Howard Lester. (4)
EXHIBIT K	Shareholders Agreement (with respect to the Preferred Stock) dated May 1, 2001, by and among the Company, Inter-Him N.V. and W. Howard Lester. (3)

(1)	Incorporated by reference from Amendment No. 6 to this Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2001.

(2)	Incorporated by reference from exhibits to the Company’s Form 8-K dated August 2, 2002, as filed with the Securities and Exchange Commission on August 9, 2002.

(3)	Incorporated by reference from Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended August 1, 1998, as filed with the Securities and Exchange Commission on September 15, 1998.

(4)	Incorporated by reference from Amendment No. 7 to this Schedule 13D, as filed with the Securities and Exchange Commission on May 10, 2001.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2002		Inter-Him N.V.

	By:	/s/ Victor Hoogstraal

Victor Hoogstraal Managing Director

/s/ Ronald de Waal

Ronald de Waal

/s/ W. Howard Lester

W. Howard Lester

/s/ Clark J. Hinkley

Clark J. Hinkley

/s/ William E. Haslam

William E. Haslam

/s/ Margaret A. Gilliam

Margaret A. Gilliam

INDEX TO EXHIBITS

Exhibit	Description of Exhibit

EXHIBIT A	Agreement with respect to joint filing of Amendment No. 9 to Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated October 24, 2002, by and among each of the Reporting Persons.
EXHIBIT B	Voting Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Family Shareholders. (1)
EXHIBIT B-1	First Amendment to Voting Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and each of the Family Shareholders. (2)
EXHIBIT C	Right of First Refusal Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Family Shareholders. (1)
EXHIBIT C-1	First Amendment to Right of First Refusal Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and each of the Family Shareholders. (2)
EXHIBIT D	Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him. (1)
EXHIBIT D-1	First Amendment to Investor Rights Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and each of the Family Shareholders. (2)
EXHIBIT E	Series 2001-A Preferred Stock Purchase Agreement, dated February 23, 2001, by and between the Company and Inter-Him. (1)
EXHIBIT E-1	Series 2002-A Preferred Stock Purchase Agreement, dated June 26, 2002, by and among the Company and each of the Reporting Persons. (2)
EXHIBIT F	Certificate of Designations with respect to the Old 2001 Preferred Stock. (1)
EXHIBIT F-1	Certificate of Elimination of Designation with respect to the Old 2001 Preferred Stock. (2)
EXHIBIT F-2	Certificate of Designations with respect to the New 2001 Preferred Stock. (2)
EXHIBIT F-3	Certificate of Designations with respect to the 2002 Preferred Stock. (2)
EXHIBIT G	First Amended and Restated Stockholders’ Agreement, dated June 15, 1998. (3)
EXHIBIT H	First Amendment, dated February 28, 2001, to First Amended and Restated Stockholders’ Agreement. (1)

Exhibit	Description of Exhibit

EXHIBIT I	Form of Irrevocable Proxy granted by each of the Family Shareholders to Inter-Him. (1)
EXHIBIT J	Joinder Agreement, dated May 1, 2001, by W. Howard Lester. (4)
EXHIBIT K	Shareholders Agreement (with respect to the Preferred Stock) dated May 1, 2001, by and among the Company, Inter-Him N.V. and W. Howard Lester. (3)

(1)	Incorporated by reference from Amendment No. 6 to this Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2001.

(2)	Incorporated by reference from exhibits to the Company’s Form 8-K dated August 2, 2002, as filed with the Securities and Exchange Commission on August 9, 2002.

(3)	Incorporated by reference from Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended August 1, 1998, as filed with the Securities and Exchange Commission on September 15, 1998.

(4)	Incorporated by reference from Amendment No. 7 to this Schedule 13D, as filed with the Securities and Exchange Commission on May 10, 2001.